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EXHIBIT 99.5

GlobalMedia.com Board of Directors Appoints Jeff Mandelbaum Chairman Founder Michael Metcalfe Steps Aside

    VANCOUVER, October 5, 2000,—GlobalMedia.com (Nasdaq: GLMC—news), a leader in Internet broadcasting and e-services, announced today that its president and chief executive officer Jeff Mandelbaum, 40, has been named to the additional position of chairman of the board. Mandelbaum replaces GlobalMedia.com's founder Michael Metcalfe, who remains a director. Mandelbaum, who was recently named one of the streaming media industry's 25 most influential executives, joined GlobalMedia.com in January 2000 as president and a director, and has been CEO since May 2000. He came to GlobalMedia.com from RealNetworks, Inc. (NASDAQ: RNWK), where he was vice president of media systems sales with responsibility for sales and services in the Americas and a proven record of success in developing strategic opportunities worldwide.

    Before joining RealNetworks in April 1998, Mandelbaum was vice president of worldwide sales at Commerce One, (NASDAQ: CMRC), a global leader in business-to-business electronic procurement solutions. He is credited with building Commerce One's first worldwide sales organization and closing the company's initial strategic customer and partner agreements. From 1989 to 1996, Mandelbaum was associated with Sybase (NASDAQ: SYBS). At Sybase, he rose through a variety of sales and sales management posts to the position of CEO and president of Sybase Financial Services, Inc., where he was responsible for worldwide customer and partner financing with a focus on strategic opportunities. Sybase Financial Services closed more than $900 million in financing transactions between 1990 and 1996.

    Mandelbaum is a graduate of the Executive Program in Business Administration at the Columbia University Graduate School of Business. Commenting on his election as chairman of GlobalMedia.com, Mandelbaum said, "I am pleased with this additional vote of confidence in my vision for leading GlobalMedia at an important point in the company's history. We are positioning the company to be a major player in the global market for streaming media solutions. A recent Jupiter Communications research report predicts this market to grow to $2.5 billion by 2004." Michael Metcalfe said, "I am confident and believe my decision to step aside as chairman comes at a crucial time where change is necessary. Jeff is a proven leader with the full and unanimous support of the board, management and staff and he has the experience to take GlobalMedia to the next stage. We will continue to fulfill our responsibilities to the shareholders by putting the right people in place to steer the company."

About GlobalMedia.com

    GlobalMedia.com (www.globalmedia.com) creates end-to-end solutions for streaming and e-commerce on the Internet. GlobalMedia provides businesses with private label rich media players that generate revenue through advertising and online retail. Winner of the prestigious Linux Journal award for the "Best Overall Linux Solution" at Comdex "99, GlobalMedia's applications are scalable, easily implemented and highly customizable.

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EXHIBIT 99.5